Exhibit 3.5

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

GREENLANE HOLDINGS, INC.

a Delaware Corporation

Greenlane Holdings, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: That the undersigned is the duly elected and acting Chief Executive Officer of the Corporation.

SECOND: That, pursuant to Section 242 of the Delaware General Corporation Law (the “DGCL”), the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“THIRD: The total number of shares of all classes of stock that the Corporation is authorized to issue is one billion eight hundred forty million (1,840,000,000), consisting of (i) one billion eight hundred million (1,800,000,000) shares of Class A common stock, with a par value of $0.01 per share (the “Class A Common Stock”); and (ii) thirty million (30,000,000) shares of Class B common stock, with a par value of $0.0001 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”); and (iii) ten million (10,000,000) shares of preferred stock, with a par value of $0.0001 per share (the “Preferred Stock”). Upon this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate of Amendment”) becoming effective pursuant to the DGCL (the “Effective Time”), (i) the shares of Class A Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Existing Class A Common Stock”) shall be reclassified and combined into a different number of shares of Class A Common Stock (the “New Class A Common Stock”) such that each seven hundred fifty (750) shares of Existing Class A Common Stock shall, at the Effective Time, be automatically reclassified and combined into one share of New Class A Common Stock and (ii) the shares of Class B Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Existing Class B Common Stock,” and together with the Existing Class A Common Stock, the “Existing Common Stock”) shall be reclassified and combined into a different number of shares of Class B Common Stock (the “New Class B Common Stock,” and together with the New Class A Common Stock, the “New Common Stock”) such that each seven hundred fifty (750) shares of Existing Class B Common Stock shall, at the Effective Time, be automatically reclassified and combined into one share of New Class B Common Stock, in each case, with the exact ratios within the foregoing ranges to be determined by the Board of Directors and publicly announced by the Corporation prior to the Effective Time (such reclassification and combination of shares, the “Reverse Split”); provided that the ratios determined by the Board of Directors shall be identical for both the Class A Common Stock and the Class B Common Stock. The par value of the Common Stock following the Reverse Split shall remain at $0.01 per share for the Class A Common Stock and $0.0001 per share for the Class B Common Stock. No fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon receipt after the Effective Time by the exchange agent selected by the Corporation of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of Existing Common Stock, any stockholder who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of New Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of New Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales price of a share of the Class A Common Stock (as adjusted to give effect to the Reverse Split) on The Nasdaq Capital Market during regular trading hours for the five (5) consecutive trading days immediately preceding the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Existing Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of New Common Stock into which the shares of Existing Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above). Each holder of record of a certificate that represented shares of Existing Common Stock shall be entitled to receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Existing Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled as set forth above, provided that the Corporation may request such stockholder to exchange such stockholder’s certificate or certificates that represented shares Existing Common Stock for shares held in book- entry form through the Depository Trust Company’s Direct Registration System representing the appropriate number of whole shares of New Common Stock into which the shares of Existing Common Stock represented by such certificate or certificates shall have been combined. The Reverse Split shall be effected on a record holder-record holder basis, such that any fractional shares of New Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.”

Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation, each seven hundred fifty (750) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”).

No fractional shares shall be issued in connection with the Reverse Stock Split. Instead, holders who would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will be issued an additional fraction share of Common Stock to round up to the next whole post-Reverse Stock Split share of Common Stock. For those stockholders who hold shares with a brokerage firm, the Company intends to round up fractional shares at the participant level. No cash will be paid in lieu of fractional shares.

FOURTH: That the foregoing Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted and approved by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in the foregoing certificate are true and correct to the knowledge of the undersigned, and that this certificate is the act and deed of the undersigned.

Executed on this 26th day of June, 2025.

By:	/s/ Barbara Sher	Barbara Sher
Chief Executive Officer